UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

CHEROKEE INC

(Name of Issuer)

Common Stock, $0.02 Par Value Per Share

(Title of Class of Securities)

16444H102

(CUSIP Number)

Merihan Tynan
Cove Street Capital LLC
2101 East El Segundo Boulevard. Suite 302
El Segundo, CA 90245
(424) 221-5897

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

August 03, 2018

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 16444H102	13D	Page 2 of 3 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Cove Street Capital, LLC I.R.S IDENTIFICATION NO 27-5376591
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 4,116,626
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 4,384,676 (1)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,384,676
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 28.0% (2)
14.	TYPE OF REPORTING PERSON (see instructions) IA

(1) The shared dispositive power includes 268,050 shares of a separately managed account, where CSC does not have any voting power over.

(2) The percentage was calculated based on 15,660,352 shares of Common Stock, as follows: (i) 14,045,000 shares of Common Stock outstanding as of August 3, 2018 as indicated by the issuer, plus (ii) 1,615,352 shares of Common Stock issuable upon exercise of warrants issued to Cove Street Capital and exercisable as of or within 60 days within the date this Statement is filed with the Commission.

CUSIP No. 16444H102	13D	Page 2 of 3 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Jeffrey Bronchick
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) x
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) PF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION UNITED STATES OF AMERICA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 25,000
	8.	SHARED VOTING POWER 4,116,626
	9.	SOLE DISPOSITIVE POWER 25,000
	10.	SHARED DISPOSITIVE POWER 4,384,676 (1)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,409,676
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 28.2% (2)
14.	TYPE OF REPORTING PERSON (see instructions) IN

(1) The shared dispositive power includes 268,050 shares of a separately managed account, where CSC does not have any voting power over.

2) he percentage was calculated based on 15,660,352 shares of Common Stock, as follows: (i) 14,045,000 shares of Common Stock outstanding as of August 3, 2018 as indicated by the issuer, plus (ii) 1,615,352 shares of Common Stock issuable upon exercise of warrants issued to Cove Street Capital and exercisable as of or within 60 days within the date this Statement is filed with the Commission.

CUSIP No. 16444H102	13D	Page 2 of 3 Pages

Item 1.  Security and Issuer.

This Amendment No. 1 to Schedule 13D amends and restates (as amended and restated, the "Schedule 13D") in its entirety the statement on Schedule 13D filed on February 2, 2018 (the "original Schedule 13D") with the U.S. Securities and Exchange Commission (the "Commission") by Cove Street Capital, LLC and Jeffrey Bronchick with respect to the common stock, par value $0.02 per share ("Common Stock"), of Cherokee Inc., a Delaware corporation (the "Issuer"). The address of the principal executive offices of the Issuer are located at 5990 Sepulveda Boulevard, Sherman Oaks, CA 91411.

Item 2.  Identity and Background.

a) This statement on Schedule 13D is being filed under the Securities Exchange Act of 1934 by Cove Street Capital, LLC, a Delaware limited liability company ("Cove Street Capital" or "CSC"), and Mr. Jeffrey Bronchick, an individual.

b) The address of the principal office of each CSC and Mr. Bronchick is 2101 East El Segundo Boulevard, Suite 302, El Segundo, CA 90245.

c) The principal business of CSC is to serve as the investment advisor to certain separately managed accounts. Mr. Bronchick is the Portfolio Manager and Founder of Cove Street Capital LLC.

d) Neither CSC nor any of its members has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

e) Neither CSC nor any of its members was, during the last five years, a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order (1) enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or (2) finding any violation with respect to such laws.

f) CSC is a Delaware limited liability company. Mr. Bronchick is a citizen of the United States of America.

Item 3.  Source or Amount of Funds or Other Consideration.

The information set forth in Item 4 and Item 6 of this Schedule 13D is incorporated herein by reference.

CSC, in its capacity as an investment adviser, expended an aggregate of approximately $28,301,133 of its separately managed account clients' capital to acquire 2,769,324 of the shares of Common Stock held collectively by them prior to February 2, 2018. The remaining 1,615,352 shares of Common Stock held by the separately managed account clients were acquired pursuant to transactions and arrangements described below. No monies were borrowed for any such acquisitions.

Mr. Bronchick expended an aggregate of approximately $73,631 to acquire the 25,000 shares of Common Stock held by him prior to February 2, 2018.

August 2017 Financing;

On August 11, 2017, Cove Street Capital and other investors entered into common stock purchase agreements with the Issuer, pursuant to which, on August 16, 2017, such investors collectively purchased from the Issuer an aggregate of 947,870 shares of Common Stock in a private placement financing at a per share purchase price of $4.22 and for an aggregate purchase price of approximately $4.0 million. Of such shares, Cove Street Capital purchased from the Issuer 236,967 shares of Common Stock for a purchase price of approximately $828,794. In addition, pursuant to the terms of the purchase agreements, Cove Street Capital and certain of the other investors agreed to grant to the Issuer certain equity commitment rights, and in consideration for the grant of such rights, on August 18, 2017, the Issuer issued to such investors warrants to purchase up to an aggregate of 326,695 shares of Common Stock at an initial exercise price of $4.22 per share. Of such warrants, the Issuer issued to Cove Street Capital a warrant to purchase up to 59,241 shares of Common Stock, totaling to 296,208 shares. All of the warrants are exercisable at any time from March 5, 2018 until the seven-year anniversary of the initial issuance date, may be exercised in cash or on a "cashless" basis, and are subject to customary adjustments in the event of stock dividends or other distributions, stock splits, or mergers, reclassifications or similar transactions. As a result of certain subsequent events, the Issuer has reported that the equity commitment rights granted by Cove Street Capital and the other investors under the purchase agreements are no longer in effect and will not be exercised or called.

December 2017 Financing;

On December 7, 2017, Cove Street Capital and certain other investors entered into a junior participation letter agreement with Cerberus Business Finance, LLC ("Cerberus"), as administrative and collateral agent under the Issuer's senior secured credit facility for aggregate borrowings of $50.0 million in principal amount, pursuant to which such investors collectively purchased from the existing lenders under such credit facility an aggregate of $11.5 million in junior and subordinate participation interests under the credit facility. Of such participation interests, Cove Street Capital purchased a participation interest equal to $7 million, which was paid by Cove Street Capital in its capacity as an Investment Adviser to purchase on behalf of its clients. As an inducement to the investors' agreement to purchase such participation interests, on December 7, 2017, the Issuer issued to such investors warrants to purchase up to an aggregate of 511,111 shares of Common Stock at an initial exercise price of $2.25 per share. Of such warrants, the Issuer issued Cove Street Capital a warrant to purchase up to 311,111 shares of Common Stock. All of the warrants are exercisable at any time from December 7, 2017 until the seven-year anniversary of the original issuance date, may be exercised in cash or on a "cashless" basis, and are subject to customary adjustments in the event of stock dividends or other distributions, stock splits, or mergers, reclassifications or similar transactions.

August 2018 Financing;

On August 3, 2018, Cove Street Capital and certain other investors entered into new subordinated promissory notes with the Issuer for aggregate borrowings of $13.5 million in principal amount, pursuant to which such investors collectively swapped an aggregate of $11.5 million in junior and subordinate participation interests under the Issuer's former credit facility for $11.5 million of the new subordinated promissory notes with $2 million additional principal provided solely by Cove Street Capital. Of the total $13.5 million in principal, Cove Street Capital's ownership represents an amount equal to $9 million, which was paid by Cove Street Capital in its capacity as an investment adviser to purchase on behalf of its clients. As an inducement to the investors' agreement to swap their participation interests in exchange for the new subordinated promissory notes, on August 3, 2018, the Issuer issued to such investors warrants to purchase up to an aggregate of 1,600,000 shares of Common Stock at an initial exercise price of $0.50 per share. Of such warrants, the Issuer issued Cove Street Capital warrants to purchase up to 1,245,000 shares of Common Stock. All of the warrants are exercisable at any time from August 3, 2018 until the seven-year anniversary of the original issuance date, may be exercised in cash, and are subject to customary adjustments in the event of stock dividends or other distributions, stock splits, or mergers, reclassifications or similar transactions.

Item 4.  Purpose of Transaction.

The information set forth in Item 3 and Item 6 of this Schedule 13D is incorporated herein by reference. The Reporting Persons acquired and hold the securities of the Issuer as reported in this Schedule 13D for general investment purposes.

With the participation in the financings as noted in Item 3 and its increased economic ownership, Cove Street Capital entered into an Exchange Agreement with the Issuer pursuant to which, among other things, Cove Street Capital has the right to designate two individuals to serve as members of the board of directors of the Issuer (the "Board") and to designate one of the designated board members to serve on each committee of the Board. At any time that less than two individuals designated by Cove Street Capital are seated on the Board, the Issuer and the Board will maintain a vacancy or vacancies on the Board. If the size of the Board is expanded, for any reason, Cove Street Capital will have the right to designate additional Board nominees in order to maintain its proportionate representation. Cove Street Capital will maintain this right for as long as Cove Street Capital and its affiliates collectively beneficially own at least 5% of the Issuer's outstanding Common Stock. The Reporting Persons are engaged in the investment business.

The Reporting Persons, may from time to time, depending on prevailing market, economic or other conditions and at their discretion, acquire additional or dispose of shares of Common Stock, or engage in discussions with the Issuer concerning any such acquisitions or dispositions or other investments in the Issuer. The Reporting Persons intend to review their investment in the Issuer on a continuing basis and, depending upon the price and availability of shares of Common Stock or other securities of the Issuer, subsequent developments affecting the Issuer, the Issuer's business and prospects, other investment and business opportunities available to the Reporting Persons, general stock market and economic conditions, tax considerations and other factors deemed relevant by the Reporting Persons, may decide to increase or decrease the size of their investment in the Issuer at any time.

Item 5.  Interest in Securities of the Issuer.

The information contained on the cover pages to this Schedule 13D is incorporated herein by reference.

(a) As of the date of this Schedule 13D, each of the Reporting Persons beneficially owns shares of Common Stock in such numbers as set forth on the cover pages of this Schedule 13D. The total number of shares each of the Reporting Persons beneficially owns represents such percentages as set forth on the cover pages to this Schedule 13D of the Common Stock outstanding. The percentages used in this Schedule 13D are calculated based on 15,660,352 shares of Common Stock, as follows: (i) 14,045,000 shares of Common Stock outstanding as of August 3, 2018, as indicated by the Issuer; plus (ii) 1,615,352 shares of Common Stock issuable upon exercise of warrants issued to Cove Street Capital and exercisable as of or within 60 days within the date this Statement is filed with the Commission.

(b) None of the Reporting Persons has sole power to vote or direct the vote or sole power to dispose or direct the disposition of the Common Stock reported herein, except that Mr. Bronchick has sole voting and dispositive power with respect to 25,000 shares of Common Stock.

(c) Except as set forth in this Schedule 13D, there have been no transactions in the Common Stock effected during the past 60 days by any person named in Item 2 hereof.

(d) Other than as described herein, no other persons have the right to receive, or the power to direct the receipt of, dividends from or proceeds from the sale, of the shares of Common Stock reported in the Schedule 13D.

(e) Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

On August 3, 2018, CSC and the Issuer entered into the Agreement defined and described in Item 4 above and attached as Exhibits in Item 7 hereto.

Except as otherwise described in this Schedule 13D, there are no contracts, arrangements, understandings, or relationships (legal or otherwise) among CSC, or between any third party, with respect to any securities of the Issuer.

Item 7.  Material to Be Filed as Exhibits.

Exhibit 1: Joint Filing Agreement, dated August 9, 2018, by and among the Reporting Persons

Exhibit 2: Form of Warrant to Purchase Shares of Common Stock, issued on August 11, 2017 (incorporated by reference to Exhibit 4.1 to the Issuer’s Current Report on Form 8-K filed with the Commission on August 14, 2017).

Exhibit 3: Form of Warrant to Purchase Shares of Common Stock, issued on December 7, 2017 (incorporated by reference to Exhibit 4.2 to the Issuer’s Quarterly Report on Form 10-Q filed with the Commission on December 7, 2017).

Exhibit 4: Form 8-K filed by Cherokee Inc, dated August 3, 2018.

CUSIP No. 16444H102	13D	Page 3 of 3 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

COMPANY NAME

/s/ Merihan Tynan Merihan Tynan

Chief Compliance Officer Insert Title

August 9, 2018 Insert Date

Jeffrey Bronchick

/s/ Jeffrey Bronchick Jeffrey Bronchick

August 9, 2018 Insert Date